

June 5, 2013

Via E-Mail
Mr. Patrick J. Harshman
President and Chief Executive Officer
Harmonic, Inc.
4300 North First Street
San Jose, CA 95134

      Re: Harmonic, Inc.
             Form 10-K for the Year Ended December 31, 2012
             Filed March 1, 2013, as amended on April 30, 2013
             File No. 000-25826

Dear Mr. Harshman:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2012

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 44

Results of Operations, page 51

1. Please expand your discussion to provide more specific insight into the underlying business drivers or conditions that contributed to changes in your results. For example, you disclose that net revenues decreased in 2012 due primarily to a reduction in demand for video processing and production and playout products in the U.S. and Europe and that European revenues were impacted significantly by the weak economic environment in Europe. However, it is not clear why demand decreased for the specific product lines, whether you expect the trend to continue, and how the weak economic environment in Europe specifically impacted demand for particular product lines.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Compensation Discussion and Analysis, page 6

Incentive Bonus Plan, page 10

2. Please supplement your discussion of the incentive bonus plan to discuss the payout levels for each named executive officer based upon meeting the performance targets. For example, if the payout amount is based upon a percentage of an officer's salary, disclose the relevant percentages for meeting the threshold, target and maximum levels of the performance targets. Please also disclose how the amount of bonus awarded to each NEO was determined based upon the actual results for the performance measures.

Compensation of Directors, page 15

3. We note your disclosure of stock awards granted to directors in the Director Compensation Table. Please revise to separately disclose stock awards and option awards as noted in footnotes 2 and 3. Refer to Item 402(k) of Regulation S-K.

Outstanding Equity Awards as of December 31, 2012, page 19

4. Please revise your outstanding equity awards table to comply with the format requirement in Item 402(f)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director